UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023
Commission File No.: 001-39566

GoldMining Inc.
(Translation of registrant’s name into English)

Suite 1830, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

EXHIBIT 99.1 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-255705), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description
99.1	Material Change Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GoldMining Inc.

Date: January 4, 2023	By:	/s/ Pat Obara
	Name:	Pat Obara
	Title:	Chief Financial Officer